Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated October 10, 2018 in connection with their beneficial ownership of Central Garden & Pet Co Inc. Each of Columbia Acorn Fund, Columbia Wanger Asset Management, LLC and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title: Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title: Managing Director and Global Head of Operations

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm
Joseph C. LaPalm
Title: Chief Compliance Officer

Columbia Acorn Fund

By:	/s/ Joseph C. LaPalm
Name: Joseph C. LaPalm
Title: Vice President